UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-10689
THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)
LIZ CLAIBORNE, INC.
1441 BROADWAY
NEW YORK, NEW YORK 10018
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of
The Liz Claiborne 401(k) Savings and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Liz Claiborne 401(k) Savings and Profit Sharing Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
New York, New York
June 3, 2009

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 2008 AND 2007

	2008	2007

PARTICIPANT — DIRECTED INVESTMENTS AT FAIR VALUE	$154,484,044	$244,683,010

RECEIVABLES:
Participant contributions	462,208	418,841
Employer contributions	156,240	211,862
Dividends and interest	106	1,027

Total receivables	618,554	631,730

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	155,102,598	245,314,740

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,476,330	310,000

NET ASSETS AVAILABLE FOR BENEFITS	$156,578,928	$245,624,740

The accompanying Notes to Financial Statements are an integral part of these statements.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Contributions:
Participants	$13,683,068
Employer	3,990,181

Total contributions	17,673,249

Loss on investments:
Net depreciation in fair value of investments	(69,223,508)
Dividends	6,184,751
Interest	322,997

Total loss on investments	(62,715,760)

DEDUCTIONS:
Benefits paid to participants	44,003,301

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(89,045,812)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	245,624,740

End of year	$156,578,928

The accompanying Notes to Financial Statements are an integral part of this statement.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
The following description of The Liz Claiborne 401(k) Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General—Effective January 1, 1983, Liz Claiborne, Inc. (the “Company”) adopted the Liz Claiborne Profit Sharing Retirement Plan, a profit sharing plan that provided for employer profit sharing contributions, which was amended and restated from time to time. Effective January 1, 1985, the Company adopted The Liz Claiborne Savings Plan, which has been amended and restated from time to time and provided for contributions pursuant to section 401(k) of the Internal Revenue Code of 1986 (the “IRC”), as amended. Effective April 1, 2000, the Company amended and restated the Liz Claiborne Savings Plan and adopted The Liz Claiborne 401(k) Savings and Profit Sharing Plan to reflect the merger of the Liz Claiborne Profit Sharing Retirement Plan into the Liz Claiborne Savings Plan. An administrative/investment committee (the “Administrative Committee”) has been appointed by the Board of Directors of the Company to supervise the administrative and investment operations of the Plan. Fidelity Management Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan is a defined contribution plan subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility—Employees of the Company and certain of its majority-owned subsidiaries who are not covered by certain collective bargaining agreements and who are age 21 (the “employees”) can make elective deferrals in the Plan providing they meet service and eligibility requirements. Eligible full-time employees may participate in the Plan commencing on the first day of the month following six months of service and eligible part-time employees may participate in the Plan commencing after twelve months of service, during which the employee is credited with at least 1,000 hours of service. In addition, full and part-time employees may be eligible to receive a profit sharing employer contribution should such a contribution be made by the Company for the given year. Participants must be 21 years of age and complete 12 months and 1,000 hours of service to become eligible for the profit sharing component of the Plan. Once eligible, a participant must be credited with 1,000 hours of service during a Plan year and be employed by the Company on the last day of the calendar year to share in the profit sharing contribution for that year.
Contributions—Participants who are not highly compensated may contribute amounts ranging from 1% to 50% of pretax annual compensation, as defined by the Plan. Participants who are highly compensated may contribute amounts ranging from 1% to 8% of pretax annual compensation. In addition, upon commencement of employment, all employees are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations. The IRC imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. For 2008, a participant’s tax-deferred contribution was limited to $15,500. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,000 as a catch up contribution, resulting in a total pretax contribution of $20,500 for 2008. The Plan provides for automatic enrollment at a contribution rate of 3% when an eligible employee first becomes entitled to participate in the Plan, unless the employee elects otherwise. As of January 1, 2008, the Plan was amended to include an “Annual Increase Program” whereby each year the participant’s deferral amount will be automatically increased by 1% from the automatic enrollment amount of 3% until a deferral amount of 6% is reached. Plan participants may decline the program or any annual automatic increase. According to the Plan, the Company may make matching contributions equal to 50% of each participant’s contributions up to 6% of the participant’s compensation. The Administrative Committee may reduce the rate of matching contributions (even to zero) with respect to the participants. Additionally, the Company makes profit sharing contributions from its current or accumulated earnings in the amount determined by an annual resolution of the Board of Directors. There was no profit sharing contribution for the Plan year ended December 31, 2008. Participants direct the investment of all contributions into various investment options offered by the Plan. As of December 31, 2008, the Plan offered 23 mutual funds, a common/collective trust, a Company stock fund and a self-directed brokerage account as investment options for participants.

Participant Accounts—A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in fair value of investments and withdrawals. In addition, profit sharing contributions are allocated based on participants’ compensation, as defined in the Plan document. The benefit to which a participant is entitled is the portion of the participant’s account which has vested.
Vesting—Participants’ elective deferrals plus actual earnings thereon are immediately vested. Participants vest in Company matching and profit sharing contributions based on years of service with the Company.
Employer matching contributions vest as follows:

Vested
Years of Service with the Company	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Profit sharing contributions prior to 2007 fully vest after five years of service with the Company, with no vesting prior thereto. Profit sharing contributions made for Plan years beginning on or after January 1, 2007 vest in accordance with the following schedule:

Vested
Years of Service with the Company	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	100%
Participants’ interests in their accounts are fully vested and nonforfeitable in the event of death, disability or retirement at or after normal retirement date (age 65).

Investment Options—During 2008, participants were able to direct contributions into any of 27 investment options, including the Company stock fund, in no less than 5% increments. The Trustee buys shares of Liz Claiborne, Inc. common stock at current market prices on the New York Stock Exchange for the Company stock fund. This fund’s investment goal is to provide participants with a way to invest in Liz Claiborne, Inc. The Company’s contributions to the Company stock fund may be made directly to the Plan in shares of Liz Claiborne, Inc. common stock (see Note 4 – Exempt Party-in-Interest Transactions). The Company also offers mutual funds, a common/collective trust and a self-directed brokerage account, which provides additional investment options to participants.
Participant Loans—Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document. In 2008, the interest rates ranged from 5.00% to 9.25%. Loans issued during 2008 bear interest rates that range from 6.00% to 8.75%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years.
Payment of Benefits—Upon termination of employment, the value of a participant’s vested account is payable in cash or in stock of the Company. The participant may also elect to roll the balance into an IRA or a future employer’s plan. At the participant’s election, such distribution may be requested immediately. Alternatively, (i) if the balance is less than $1,000, a distribution will be processed as soon as practicable after the participant’s termination of employment, (ii) if the balance is between $1,000 and $5,000, the Company will transfer the balance into an IRA account, or (iii) if the account balance is in excess of $5,000, payments can be requested in either a lump-sum or periodic installments for a period not extending beyond the participant’s life expectancy or the joint life expectancies of the participant and his/her designated beneficiary.
As allowed under IRS rules, participants may withdraw funds from their vested accounts while employed to satisfy an immediate and heavy financial need, which is considered a hardship withdrawal. Any amount withdrawn will be subject to income taxes and may be subject to an additional tax due to early withdrawal. Participants may not contribute to the Plan for six months following a hardship withdrawal.
Forfeited Accounts—At December 31, 2008 and 2007, forfeited non-vested account balances totaled $1,512,863 and $1,092,896, respectively. These accounts will be used to reduce future Company contributions, pursuant to the Plan document. During 2008, employer contributions were reduced by $1,026,591 from the utilization of forfeited non-vested accounts.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements of the Plan have been prepared under the accrual method in accordance with accounting principles generally accepted in the United States of America.
Valuation of Investments—The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The common/collective trust and the self-directed brokerage account are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. Participant loans are valued at the outstanding loan balances, which approximate fair value. The Plan’s investment in the common/collective trust is recorded at fair value and then adjusted to contract value, which amounted to $37,856,727 and $41,198,222 at December 31, 2008 and 2007, respectively.
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. The adoption of SFAS No. 157 did not have any impact on the Plan’s financial statements.

SFAS No. 157 also establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:
Level 1 — Quoted market prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable; and
Level 3 — Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.
The following table presents the financial assets the Plan measures at fair value on a recurring basis, based on the fair value hierarchy:

				Total Fair
	Fair Value Measured and Recorded at			Value as of
	December 31, 2008 Using:			December 31,
	Level 1	Level 2	Level 3	2008
Participant-Directed Investments:
Mutual Funds	$110,328,353	$—	$—	$110,328,353
Liz Claiborne, Inc. Common Stock Fund	1,416,610	—	—	1,416,610
Self-Directed Brokerage Fund	2,722,304	—	—	2,722,304
Common / Collective Trust	—	36,380,397	—	36,380,397
Participant-Directed Loans	—	—	3,551,390	3,551,390

Total Participant-Directed Investments (Excluding Cash and Cash Equivalents)	$114,467,267	$36,380,397	$3,551,390	$154,399,054

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3):
		Purchases,
	Beginning Fair	Issuances,	Ending Fair
	Value	Settlements, Net	Value
Participant Loans	$4,275,329	$(723,939)	$3,551,390

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties—The Plan invests in various investment securities, including mutual funds, a common / collective trust, a self-directed brokerage account and the Company’s common stock. Investment securities are exposed to various risks such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participant account balances and the amounts reported in the financial statements.

Income Recognition—Security transactions are recorded on a settlement date basis. The difference resulting from recording transactions between the trade date and settlement date was not significant to the Plan’s financial statements. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. Realized and unrealized gains and losses on Plan assets are determined based on the value of the assets at the beginning of the Plan year, or at the time of purchase during the year.
The accompanying Statement of Changes in Net Assets Available for Benefits presents net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2008, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and the common/collective trust.
Administrative Expenses, Investment Management and Recordkeeping Fees—The Company pays all administrative expenses incurred by the Plan, as provided in the Plan document. Investment management and recordkeeping fees amounted to approximately $807,000 for the year ended December 31, 2008 and are recorded within net depreciation in fair value of investments on the accompanying Statement of Changes in Net Assets Available for Benefits.
Loan Expenses—Loan transaction and servicing fees are charged to the borrowing participants’ accounts by the Plan’s recordkeeper.
Payment of Benefits—Benefit payments are recorded when paid.
Accounting for Fully Benefit-Responsive Benefit Contracts—Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan contains a common/collective trust that invests in fully benefit-responsive investment contracts. Contract value of the common/collective trust is the total cost of the investment (amount paid at the time of purchase plus or minus any additional deposits or withdrawals) plus accrued interest. The Statements of Net Assets Available for Benefits present the common/collective trust at fair value as well as an additional line item showing the adjustment of the underlying fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.
The table below reflects (i) the average yield earned by the Plan for all fully benefit-responsive investment contracts (which may differ from the interest rate credited to participants in the Plan) and (ii) the average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the years ended December 31, 2008 and 2007.

Average Yields	2008	2007
Based on actual earnings	3.4%	4.7%
Based on interest rate credited to participants	3.5%	4.6%
3. INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 was as follows:

		Number of Shares		$
		2008	2007	2008	2007

*	Fidelity Managed Income Portfolio Class II	37,856,727	41,198,222	$36,380,397	$40,888,222
*	Fidelity US Bond Index	2,311,808	2,352,670	24,944,411	25,620,576
	American Growth Fund of America Class R4	753,289	886,117	15,306,834	29,915,304
	Spartan US Equity Index	451,844	557,045	14,413,831	28,910,637
*	Fidelity Freedom 2010	1,287,231	1,512,991	13,335,708	22,422,520
	Alger Midcap Growth Institutional	949,054	1,153,496	7,478,548	22,031,777
	MSI Int’l Equity Portfolio Class B	—	771,923	—	14,450,392

*	Permitted party-in-interest

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $69,223,508, as follows:

Mutual funds	$(61,715,027)
Liz Claiborne, Inc. common stock	(6,277,642)
Self-directed brokerage accounts	(1,230,839)

Net depreciation in fair value of investments	$(69,223,508)

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
As of December 31, 2008, the members of the Plan’s Administrative Committee currently serve in the following Company positions: Chief Financial Officer, VP of Treasury and Finance, Assistant Treasurer, VP of Human Resources and Benefits, and Corporate Secretary. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.
The Company is also a party-in-interest to the Plan under the definition provided by ERISA. Under ERISA, Plan transactions in Liz Claiborne, Inc.’s common stock qualify as permitted party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 544,850 and 353,510 shares, respectively, of common stock of Liz Claiborne, Inc., the sponsoring employer, with a fair value of $1,416,610 and $7,193,929 respectively, and a cost basis of $8,452,706 and $9,363,807, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $81,000 related to its investment in the common stock of Liz Claiborne, Inc.
Certain Plan investments, amounting to $90,115,723 at December 31, 2008, are units of funds managed by Fidelity Management Trust Company, the trustee, as defined by the Plan. Under ERISA, these transactions qualify as exempt party-in-interest transactions. Investment management and recordkeeping fees paid to the Trustee of approximately $807,000 are included within the net depreciation in fair value of investments line item on the accompanying Statement of Changes in Net Assets Available for Benefits.
5. PLAN TERMINATION
The Plan may be terminated at any time at the Company’s sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants would cease and all Company contributions that had been credited to each participant’s account would fully vest. At this time, management has no intention of terminating the Plan.
6. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated April 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. RECONCILIATION TO FORM 5500
As required by accounting principles generally accepted in the United States of America, the Statements of Net Assets Available for Benefits present the common/collective trust at fair value and an adjustment to reflect the common/collective trust at contract value. However, the common/collective trust is recorded at fair value on the Form 5500. In addition, amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008 and December 31, 2007, but not paid as of such dates.

The following is a reconciliation of the Plan’s net assets per the financial statements to the Plan’s net assets per the Form 5500:

		2008	2007
Net assets available for benefits, per financial statements		$156,578,928	$245,624,740
Less:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,476,330	310,000
	Amounts allocated to withdrawing participants	1,605	6,982

Net assets available for benefits, per Form 5500		$155,100,993	$245,307,758

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net decrease in net assets, per financial statements		$(89,045,812)
Plus:	Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	310,000
	Reversal of prior year amounts allocated to withdrawing participants	6,982
Less:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,476,330)
	Amounts allocated to withdrawing participants	(1,605)

Net decrease in net assets, per Form 5500		$(90,206,765)

8. SUBSEQUENT EVENTS
On May 19, 2009, the Company announced to the Plan participants that it intends to suspend matching contributions to the Plan for an indefinite period of time.

THE LIZ CLAIBORNE 401(k) SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

Identity of Issue, Borrower,			Market	Current
Lessor or Similar Party	Investment Description	Cost **	Price	Value

* Liz Claiborne, Inc. Common Stock	Common Stock		$2.60	$1,416,610
Brokerage Link Fund	Self Directed Brokerage Account		—	2,722,304
* Fidelity Managed Income Portfolio Class II	Common/Collective Trust		—	36,380,397
Baron Growth Fund	Mutual Fund		30.81	2,527,805
Alger Midcap Growth Institutional	Mutual Fund		7.88	7,478,548
Oakmark Fund Class I	Mutual Fund		25.75	4,406,766
Royce Total Return	Mutual Fund		8.70	4,416,560
Dodge & Cox International Stock Fund	Mutual Fund		21.90	6,328,476
Western Asset Core Plus Bond Portfolio — Institutional Class	Mutual Fund		8.68	205,253
American Growth Fund of America Class R4	Mutual Fund		20.32	15,306,834
H & W Mid-Cap Value Class I	Mutual Fund		11.54	1,508,954
* Fidelity Diversified International	Mutual Fund		21.51	3,537,429
* Fidelity Freedom Income	Mutual Fund		9.56	318,319
* Fidelity Freedom 2000	Mutual Fund		10.05	375,007
* Fidelity Freedom 2005	Mutual Fund		8.39	25,938
* Fidelity Freedom 2010	Mutual Fund		10.36	13,335,708
* Fidelity Freedom 2015	Mutual Fund		8.56	495,362
* Fidelity Freedom 2020	Mutual Fund		10.05	1,703,313
* Fidelity Freedom 2025	Mutual Fund		8.23	671,558
* Fidelity Freedom 2030	Mutual Fund		9.76	2,723,718
* Fidelity Freedom 2035	Mutual Fund		8.03	836,635
* Fidelity Freedom 2040	Mutual Fund		5.59	2,615,064
* Fidelity Freedom 2045	Mutual Fund		6.58	1,369,134
* Fidelity Freedom 2050	Mutual Fund		6.46	783,730
* Fidelity US Bond Index	Mutual Fund		10.79	24,944,411
Spartan US Equity Index	Mutual Fund		31.90	14,413,831
* Various participants	Loans to Participants ***		—	3,551,390
Cash and Cash Equivalents	Cash		—	84,990

Total participant-directed investments at fair value				$154,484,044

*	Represents a permitted party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

***	Interest rates range from 5.00%-9.25% and maturity dates are through December 30, 2013.

MSI Int’l Equity Portfolio Class B was no longer offered as an investment option as of January 25, 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LIZ CLAIBORNE 401(k) SAVINGS
AND PROFIT SHARING PLAN

By:	/s/ Andrew Warren Andrew Warren
Administrative Committee Member

June 10, 2009

EXHIBIT INDEX

Exhibit
Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.